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                     BELL, BOYD & LLOYD
               1615 L STREET, NW., SUITE 1200
                 WASHINGTON, D.C. 20036-5610
                        202 466-6300
                     FAX 202 463-0678
                        TELEX 989966
                                                     CHICAGO
                                                312 372-1121
                                            FAX 312 372-2098


                       November 6, 1998


Stein Roe Institutional Floating Rate Income Fund
One South Wacker Drive, Suite 3300
Chicago, Illinois  60606-4685

Ladies and Gentlemen:

       Stein Roe Institutional Floating Rate Income Fund

     We have acted as counsel for Stein Roe Institutional Floating Rate Income Fund (the "Trust") in connection with the registration under the Securities Act of 1933 (the "Act") of 10,000,000 shares of beneficial interest (the "Shares") of the Fund in registration statement no. 333-61749 on form N-2 (the "Registration Statement").

     In this connection we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate and other records, certificates and other papers as we deemed it necessary to examine for the purpose of this opinion, including the agreement and declaration of trust (the "Trust Agreement") and by-laws of the Fund, actions of the board of trustees of the Fund authorizing the issuance of shares of the Fund and the Registration Statement.

     We assume that, upon sale of the Shares, the Fund will receive the authorized consideration therefor, which will at least equal the net asset value of the Shares.

     Based upon the foregoing, we are of the opinion that the Fund is authorized to issue 10,000,000 Shares, and that, when the Shares are issued and sold after the Registration Statement has been declared effective and the authorized consideration therefor is received by the Fund, they will be validly issued, fully paid and nonassessable by the Fund.

     The Fund is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or other undertaking issued by or on behalf of the Fund. The Trust Agreement provides for indemnification for all loss and expense of any shareholder of the Fund held personally liable for obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

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Stein Roe Institutional Floating Rate Income Fund
November 6, 1998
Page two

     In rendering the foregoing opinion, we have relied upon the opinion of Ropes & Gray expressed in their letter to us dated
November 6, 1998.

     We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Act.

                                    Very truly yours,


                                    /S/ BELL, BOYD & LLOYD